UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Texas Pacific Land Trust

(Name of Issuer)

Sub-shares in Certificates of Proprietary Interest

(Title of Class of Securities)

882610108

(CUSIP Number)

Eric L. Oliver
c/o SoftVest Advisors, LLC
400 Pine Street, Suite 1010
Abilene, Texas 79601
(325) 677-6177

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882610108
1	NAMES OF REPORTING PERSONS
SoftVest, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
130,500*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
130,500*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
130,500*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Excludes the Horizon Shares with respect to which SoftVest, L.P. disclaims beneficial ownership.

CUSIP No. 882610108
1	NAMES OF REPORTING PERSONS
SoftVest Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
130,500*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
130,500*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
130,500*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

* Excludes the Horizon Shares with respect to which SoftVest Advisors, LLC disclaims beneficial ownership.

CUSIP No. 882610108
1	NAMES OF REPORTING PERSONS
Eric L. Oliver

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,700

	8	SHARED VOTING POWER
130,500*

	9	SOLE DISPOSITIVE POWER
2,700

	10	SHARED DISPOSITIVE POWER
130,500*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
133,200*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Excludes the Oliver Children Shares and the Horizon Shares with respect to which Mr. Oliver disclaims beneficial ownership.

This Amendment No. 6 to the Schedule 13D (this “Amendment No. 6”) relates to the sub-share certificates of proprietary interests (the “Shares”) of Texas Pacific Land Trust (“TPL” or the “Trust”) and amends the Schedule 13D filed on March 15, 2019 as amended by Amendment No. 1 filed on May 28, 2019, Amendment No. 2 filed on August 1, 2019, Amendment No. 3 filed on February 21, 2020, Amendment No. 4 filed on March 9, 2020 and Amendment No. 5 filed on March 30, 2020 (the “Original Schedule 13D” and, together with this Amendment No. 6, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 6 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 6 is being filed by SoftVest Advisors, LLC, a Delaware limited liability company (“SoftVest Advisors”), (2) SoftVest, L.P., a Delaware limited partnership (“SoftVest LP”) and (3) Eric L. Oliver (“Mr. Oliver”).

This Amendment No. 6 is being filed to amend Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

The trustees (the “Trustees”) of the Trust previously approved a plan to reorganize (the “corporate reorganization”) into a corporation formed under Delaware law (the “New Corporation”). In connection with the planned corporate reorganization, on June 11, 2020, SoftVest LP and SoftVest Advisors entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with the Trust, Horizon Kinetics LLC, Horizon Kinetics Asset Management LLC and Mission Advisors, LP.

The Stockholders’ Agreement provides that, effective immediately following the completion of the corporate reorganization, when sub-share certificate holders receive common stock (the “Common Stock”) in the New Corporation (the “Distribution Time”), (a) the Board of Directors of the New Corporation (the “Board”) shall be divided into three classes of directors, with directors in each class serving staggered, three-year terms and (b) (i) Dana F. McGinnis, the director designated by Mission Advisors, LP (the “Mission Designee”), will be appointed to Class I of the Board (with a term expiring in 2021), (ii) Eric L. Oliver, the director designated by SoftVest (the “SoftVest Designee”), will be appointed to Class II of the Board (with a term expiring in 2022) and (iii) Murray Stahl, the director designated by Horizon Kinetics LLC and Horizon Kinetics Asset Management LLC (the “Horizon Designee” and together with the SoftVest Designee and the Mission Designee, the “Stockholder Designees”), will be appointed to Class III of the Board (with a term expiring in 2023).

Pursuant to the Stockholders’ Agreement, SoftVest LP and SoftVest Advisors, during the term of the Stockholders’ Agreement (and for so long thereafter as the terms of the Stockholders’ Agreement may survive and continue to obligate SoftVest LP and SoftVest Advisors in accordance with the terms of the Stockholders’ Agreement), shall be subject to customary standstill restrictions relating to, among other things, director nominations, stockholder proposals, proxy contests, other activist campaigns and limitations on beneficial ownership of the Common Stock (specifically, a cap of 4% of outstanding Common Stock).

During the term of the Stockholders’ Agreement (and for so long thereafter as the terms of the Stockholders’ Agreement may survive and continue to obligate such stockholder in accordance with the terms of the Stockholders’ Agreement) SoftVest LP and SoftVest Advisors also agreed to vote all of their shares of Common Stock at each annual or special meeting of stockholders (or in any action by written consent of stockholders) of the New Corporation in accordance with the Board’s recommendations, subject to certain exceptions. As a condition to the SoftVest Designee's appointment to the Board, the SoftVest Designee, SoftVest LP and SoftVest Advisors will enter into a confidentiality agreement with the New Corporation in the form attached as Exhibit A to the Stockholders' Agreement.

As a condition to the appointment of the Stockholder Designees to the Board, the Trust, the Trustees and all Investor Parties (as defined in the Stockholders’ Agreement, and including SoftVest LP and SoftVest Advisors) shall execute by the Distribution Time a Mutual General Release Agreement substantially in the form attached as an exhibit to the previously disclosed Settlement Agreement, pursuant to which each party thereto will release each other party thereto from all claims and liabilities arising prior to the execution of the Stockholders’ Agreement.

The SoftVest Designee, as a condition to appointment to the Board, will provide to the Board an executed conditional resignation letter to become effective upon the earliest to occur of (a) Horizon Kinetics LLC and Horizon Kinetics Asset Management LLC ceasing to beneficially own, in the aggregate, a Net Long Position (as defined in the Stockholders’ Agreement) of at least 10% of the issued and outstanding shares of the Common Stock, (b) the Horizon Designee ceasing to serve on the Board and (c) the termination of the Stockholders’ Agreement.

If, and for so long as, the Distribution Time has not occurred by December 31, 2020 (the “Outside Date”), the Stockholders’ Agreement will terminate on the earliest to occur of (a) the date on which the Trustees take steps to abandon the Trust’s planned corporate reorganization, (b) the date on which a governmental entity has taken any final action permanently prohibiting the corporate reorganization and (c) the Outside Date. If the Distribution Time has occurred by the Outside Date, the Stockholders’ Agreement will terminate upon completion of the 2022 annual meeting of stockholders of the New Corporation; however, the obligations of SoftVest LP and SoftVest Advisors under the Stockholders’ Agreement will survive until such time as no Horizon Designee or SoftVest Designee is serving on the Board.

The foregoing description of the Stockholders’ Agreement is qualified by the full text of such agreement, which is attached hereto as Exhibit 10 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended by adding the following:

Percentages of the Shares outstanding reported in this Amendment No. 6 are calculated based upon the 7,756,156 Shares outstanding as of April 30, 2020, as reported in TPL’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed by TPL with the SEC on May 7, 2020.

As a result of the Cooperation Agreement, Horizon and the Reporting Persons may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act.  The Shares reported in this Schedule 13D do not include security interests owned by Horizon.  Horizon has filed a separate amendment to its Schedule 13D reporting beneficial ownership of 1,712,008 Shares (the “Horizon Shares”) representing approximately 22.1% of the outstanding Shares.  This number does not include approximately 23,505 Shares held directly by senior portfolio managers of Horizon and their families.  The Reporting Persons assume no responsibility for the information contained in any such Schedule 13D or any amendment thereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended by adding the following:

The response to Item 4 of this Amendment No. 6 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit Number	Description of Exhibits
10.	Stockholders’ Agreement dated June 11, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOFTVEST, LP

By: SoftVest GP I, LLC its general partner
Date: June 15, 2020
	By:	/s/ Eric L. Oliver
Name:	Eric L. Oliver
Title:	President

SOFTVEST ADVISORS, LLC

Date: June 15, 2020
	By:	/s/ Eric L. Oliver
Name:	Eric L. Oliver
Title:	President

ERIC L. OLIVER

Date: June 15, 2020
	By:	/s/ Eric L. Oliver